Mail Stop 6010

								September 6, 2005


Lee Hartwell
President and Chief Executive Officer
Hemosol Corp.
2585 Meadowpine Blvd.
Mississauga, Ontario L5N 8H9
Canada

	Re:	Hemosol Corp.
		Annual Report on Form 20-F for the Year Ended December
31,
2004
		Supplemental Letter Submitted August 19, 2005
		File No. 000-50778

Dear Mr. Hartwell:

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F

Clinical Overview - HEMOLINK, page 22

1. We note your response to comment 3, and we reissue the comment. At the top of page 25, you state you have "defer[ed]" development of HEMOLINK, which may give the impression that you intend to resume development at a later date. Please revise to disclose, as you state in your response letter, that you do not intend to resume clinical trials, and you have officially closed-out all open IND files in all jurisdictions involving HEMOLINK.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Jeffrey Nadler
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, NY 10153
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Lee Hartwell
Hemosol Corp.
September 6, 2005
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